Exhibit 99.2

AGENDA

for the Annual General Meeting of Shareholders of ASML Holding N.V. (the “Company”), to be held at the Auditorium, ASML Building 7, De Run 6665, Veldhoven, on Wednesday, April 25, 2012, beginning at 14.00 hours (CET).

1.	Opening.

2.	Overview of the Company’s business, financial situation and sustainability. (Discussion item)

3.	Discussion of the 2011 Annual Report, including ASML’s corporate governance chapter, and the 2011 Remuneration Report, and adoption of the financial statements for the financial year 2011, as prepared in accordance with Dutch law. (Voting item)

4.	Discharge of the members of the Board of Management from liability for their responsibilities in the financial year 2011. (Voting item)

5.	Discharge of the members of the Supervisory Board from liability for their responsibilities in the financial year 2011. (Voting item)

6.	Clarification of the reserves and dividend policy. (Discussion item)

7.	Proposal to adopt a dividend of EUR 0.46 per ordinary share. (Voting item)

8.	Approval of the number of performance shares for the Board of Management. (Voting item)

9.	Approval of the number of stock options, respectively shares, for employees. (Voting item)

10.	Composition of the Board of Management (Discussion item)

Notification of the intended extension of the appointment term of Mr. E. Meurice.

11.	Composition of the Supervisory Board. (Voting items)

Nomination by the Supervisory Board of Messrs. O. Bilous, F.W. Fröhlich and A.P.M. van der Poel for reappointment as members of the Supervisory Board, effective April 25, 2012.

12.	Composition of the Supervisory Board in 2013. (Discussion item)

•	Notification that Ms. H.C.J. van den Burg will retire by rotation in 2013;

•	Notification that Ms. P.F.M. van der Meer Mohr will retire by rotation in 2013;

•	Notification that Mr. W.T. Siegle will retire by rotation in 2013;

•	Notification that Mr. J.W.B. Westerburgen will retire by rotation in 2013. Mr. Westerburgen has indicated that he is not available for reappointment;

•	Notification that Mr. W.H. Ziebart will retire by rotation in 2013.

13.	Proposal to reappoint the External Auditor for the reporting year 2013. (Voting item)

Agenda AGM 20120425

14.	Proposals to authorize the Board of Management to issue shares or rights to subscribe for shares in the capital of the Company within the limits set forth in the Articles of Association of the Company, as well as to restrict or exclude the pre-emption rights accruing to shareholders.

a.	Proposal to authorize the Board of Management for a period of 18 months from April 25, 2012, to issue shares or rights to subscribe for shares in the capital of the Company, subject to approval of the Supervisory Board, limited to 5% of the issued share capital at the time of the authorization. (Voting Item)

b.	Proposal to authorize the Board of Management for a period of 18 months from April 25, 2012 to restrict or exclude the pre-emption rights accruing to shareholders in connection with the issue of shares or rights to subscribe for shares as described under a., subject to approval of the Supervisory Board. (Voting Item)

c.	Proposal to authorize the Board of Management for a period of 18 months from April 25, 2012, to issue shares or rights to subscribe for shares in the capital of the Company, subject to approval of the Supervisory Board, for an additional 5% of the issued share capital at the time of the authorization, which 5% can only be used in connection with or on the occasion of mergers and/or acquisitions. (Voting Item)

d.	Proposal to authorize the Board of Management for a period of 18 months from April 25, 2012, to restrict or exclude the pre-emption rights accruing to shareholders in connection with the issue of shares or rights to subscribe for shares as described under c., subject to approval of the Supervisory Board. (Voting Item)

15.	Proposals to authorize the Board of Management to acquire ordinary shares in the Company’s share capital.

a.	Proposal to authorize the Board of Management for a period of 18 months from April 25, 2012 to acquire - subject to the approval of the Supervisory Board - ordinary shares in the Company’s share capital up to 10% of the issued share capital at the date of authorization (April 25, 2012), for valuable consideration, on Euronext Amsterdam by NYSE Euronext (“Euronext Amsterdam”) or the Nasdaq Stock Market LLC (“Nasdaq”), or otherwise, at a price between, on the one hand, an amount equal to the nominal value of the shares and, on the other hand, an amount equal to 110% of the market price of these shares on Euronext Amsterdam or Nasdaq; the market price being the average of the highest price on each of the five days of trading prior to the date of acquisition, as shown in the Official Price List of Euronext Amsterdam or as reported on Nasdaq. (Voting Item)

b.	Proposal to authorize the Board of Management for a period of 18 months from April 25, 2012 to acquire - subject to the approval of the Supervisory Board - additional ordinary shares in the Company’s share capital up to 10% of the issued share capital at the date of authorization (April 25, 2012), for valuable consideration, on Euronext Amsterdam or Nasdaq, or otherwise, at a price between, on the one hand, an amount equal to the nominal value of the shares and, on the other hand, an amount equal to 110% of the market price of these shares on Euronext Amsterdam or Nasdaq; the market price being the average of the highest price on each of the five days of trading prior to the date of acquisition, as shown in the Official Price List of Euronext Amsterdam or as reported on Nasdaq.

Agenda AGM 20120425

Conditions to the additional authorization are that:

(i)	all shares acquired by the Company following the authorization under a. and not being held as treasury shares for the purpose of covering outstanding employee stock and stock option plans, have been cancelled or will be cancelled, pursuant to item 16; and

(ii)	the number of ordinary shares which the Company may at any time hold in its own capital will not exceed 10%. (Voting item)

16.	Proposal to cancel ordinary shares. (Voting item)

Proposal to cancel ordinary shares in the share capital of the Company repurchased or to be repurchased by the Company. The number of ordinary shares that will be cancelled shall be determined by the Board of Management, but shall not exceed 20% of the issued share capital of the Company at April 25, 2012.

17.	Any other business.

18.	Closing.

Agenda AGM 20120425